Gottaplay Interactive, Inc.
                         3226 Rosedale Street, Suite 200
                               Gig Harbor WA 98335

June 20, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Barbara C. Jacobs, Assistant Director

Re:  Gottaplay Interactive, Inc.
     Registration Statement on Form SB-2 (File No. 333-142685)

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, Gottaplay Interactive, Inc. (the "Company"), the registrant with respect to the above-captioned registration statement, hereby respectfully requests acceleration of effectiveness of the registration statement to 10 A.M., Eastern Daylight Time, June 25, 2007, or as soon thereafter as is practicable.

The Company acknowledges that:

           o should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

           o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

           o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with respect to this matter. Please advise our counsel, Audie J.de Castro, (619) 702-8690, or Stanley Moskowitz Esq. at (858) 523-0100 if you have any questions, and, to advise us that the registration statement has been declared effective.

Thank you


Gottaplay Interactive, Inc.
By:/s/ John P. Gorst
   John P. Gorst, CEO